                                                                   EXHIBIT(a)(3)

                              FOR IMMEDIATE RELEASE

       INVESTMENT GROUP SUCCESSFULLY COMPLETES ACQUISITION OF U.S. VISION

Glendora, New Jersey, October 31, 2002 - U.S. Vision, Inc. (Nasdaq: USVI) ("U.S. Vision") announced today that, following approval of the transaction by U.S. Vision's stockholders at a Special Meeting held on October 30, 2002, the previously announced $33 million acquisition of U.S. Vision by an investment group has been completed. The investment group was formed by George E. Norcross, III, Joseph J. Roberts, Jr., Philip A. Norcross, and members of management including William A. Schwartz, Jr., the founder and President of U.S. Vision. As a result of the acquisition, each publicly held share of U.S. Vision common stock is entitled to receive $4.25 in cash.

As a result of the acquisition of U.S. Vision, its shares will no longer be traded on the Nasdaq National Market or be registered under the Securities Exchange Act of 1934. U.S. Vision will continue operations as a private company.

Registrar & Transfer Company is acting as paying agent to disburse funds to former U.S. Vision stockholders and letters of instruction and transmittal will be mailed shortly to stockholders of record.

U.S. Vision, based in Camden County, New Jersey is the 6th largest national retailer of optical products and services, offering an extensive selection of designer brand and private label prescription eyewear, contact lenses, sunglasses and accessories, as well as on-site eye examinations performed by independent optometrists. U.S. Vision currently operates approximately 600 retail optical locations throughout the United States and Canada, consisting of 577 licensed optical departments, primarily in J.C. Penney and other department stores. U.S. Vision employs approximately 3,000 employees in North America, including approximately 500 in southern New Jersey.

-end-